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                                                                       Exhibit 8


February 25, 2003

Tom J. Landa
Chief Financial Officer
Gerdau AmeriSteel Corporation and AmeriSteel Corporation
5100 West Lemon Street, Suite 312
Tampa, FL 33609

Dear Mr. Landa:

You have requested our third party opinion regarding certain U.S. federal income tax consequences under Code(1) Section 368 (and related provisions) of the proposed merger ("Merger") involving AmeriSteel Corporation ("AmeriSteel"). The relevant facts concerning the Merger are described below in the Statement of Facts.

In rendering this opinion, we have assumed that the facts, representations and assumptions described herein as represented by the management of Gerdau AmeriSteel Corporation ("Gerdau AmeriSteel") and AmeriSteel provide an accurate and complete description of the facts and circumstances relating to the Merger. In rendering this opinion, we have relied solely upon the facts, representations and assumptions set forth herein, your Representation Letter regarding the Merger dated February 24, 2003, and the Registration Statement of Gerdau AmeriSteel filed with the U.S. Securities and Exchange Commission ("SEC") on December 2, 2002 as amended, including the Agreement and Plan of Merger between AmeriSteel Corporation and Gerdau Florida, Inc. included as Appendix "A" thereto (collectively, "Documents"). We have made no independent investigation of the facts, representations or assumptions described in this letter. Any changes to the facts, representations, assumptions, or Documents may affect the opinions stated herein, perhaps in an adverse manner.

                               STATEMENT OF FACTS

Gerdau S.A. is a publicly-traded corporation (Sociedade Anonima) incorporated under the laws of Brazil. As of October 22, 2002, Gerdau S.A. was the common parent of a group of controlled corporations engaged in the steel business (the "Gerdau Group"). Gerdau S.A., indirectly through its subsidiaries, owned all of the issued and outstanding stock of Gerdau Steel Inc. ("Gerdau Canada"), a Canadian corporation. Gerdau Canada owned all of the issued and outstanding stock of Gerdau Courtice Steel Inc. (now Gerdau Ameristeel Cambridge Inc., "Courtice") and Gerdau MRM Steel Inc. (now Gerdau Ameristeel MRM Inc., to be renamed, as of February 25, 2003, Gerdau Ameristeel MRM Special Sections Inc., "MRM"), which are both Canadian corporations (collectively referred to as the


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(1)  For purposes of this opinion, unless otherwise stated, all "Section"
     references are to sections of the Internal Revenue Code of 1986, as amended (the "Code"), and all "Regulations" or "Treas. Reg.ss." references are to sections of the Income Tax Regulations issued under the Code.


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                                                                          Page 2


"Canadian Subs"). Gerdau Canada also owned at least 80% of the issued and outstanding stock of Gerdau USA Inc. ("Gerdau USA"), and the Canadian Subs owned the remaining less than 20% of the issued and outstanding stock of Gerdau USA.

As of October 22, 2002, Gerdau USA was the common parent of a group of affiliated corporations (as defined in Section 1504(a)) filing a consolidated return (the "Gerdau USA Group"). Gerdau USA owned all of the issued and outstanding stock of FLS Holdings, Inc. ("FLS Holdings"), which it acquired in September 1999.(2) As of such date, FLS Holdings owned approximately 87% of the issued and outstanding stock of AmeriSteel, a Florida corporation, which stock FLS Holdings owned during the entire five-year period preceding October 23, 2002. The remaining 13% of AmeriSteel's stock is owned by officers and employees of AmeriSteel, including the chief executive officer ("CEO") and chief financial officer ("CFO"), other related parties, and an institutional investor (collectively referred to as the "Minority").

In February 2001 and March 2001, AmeriSteel issued from its treasury, in exchange for cash, additional common and new preferred stock to Gerdau USA in order to maintain compliance with certain debt-to-equity ratio requirements in its various loan covenants. When it was no longer necessary for this additional stock to remain outstanding, the stock was redeemed for the same amount for which it was originally issued in February 2001 and March 2001 (the common shares were redeemed in June, July and October 2001, and the preferred shares were redeemed in October 2001). At all times since this common stock and preferred stock was redeemed, AmeriSteel had only one class of stock (common stock) outstanding, except as noted below.

On August 12, 2002, Gerdau Canada and Gerdau S.A. entered an agreement (the "Transaction Agreement")(3) with Co-Steel Inc. ("Co-Steel"), a publicly-traded steel producing corporation, incorporated under the laws of Ontario, in which Co-Steel agreed to issue 146,588,194 common shares in exchange for all the shares of Gerdau USA and the Canadian Subs (which owned the remaining less than 20% of Gerdau USA). Of the 146,588,194 shares, Gerdau Canada received 133,388,400 common shares, currently representing approximately 72% of the voting stock of Gerdau AmeriSteel and the remainder will be issued to the Minority in the Merger. By acquiring the stock of Gerdau USA (which owned all of the stock of FLS Holdings), Co-Steel would acquire indirect ownership of approximately 87% of the stock of AmeriSteel owned by FLS Holdings.

On October 21, 2002, Gerdau USA merged with and into FLS Holdings in a statutory merger, with FLS Holdings surviving, but changing its name to Gerdau USA Inc. ("Gerdau USA-2").(4) Following this merger, Gerdau Canada directly owned at least 80% and

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(2)  Gerdau Canada formed Gerdau USA to acquire all of the stock of FLS Holdings from a Japanese steel maker for a combination of cash and notes, which acquisition Gerdau USA completed in September 1999.

(3) Preliminary discussions concerning such an acquisition began in the spring of 2001, but broke off in the late summer of 2001 and resumed one year later in 2002.

(4) No opinion is being given concerning the federal income tax consequences of this merger transaction or the effect of the subsequent indirect acquisition of Gerdau USA-2 by Co-Steel on such merger transaction.


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                                                                          Page 3

indirectly owned less than 20% (through the Canadian Subs) of the issued and outstanding stock of Gerdau USA-2.

On October 23, 2002, Co-Steel acquired Gerdau USA-2 and the Canadian Subs pursuant to the Transaction Agreement (the "Transaction"). In order to comply with the requirements of certain lenders of Co-Steel, the Transaction included the following steps:

1. Gerdau Canada formed a Nova Scotia unlimited liability company, which is intended to be treated as a corporation for all U.S. federal tax purposes ("New Canada"), and transferred all of its stock of Gerdau USA-2 and the Canadian Subs to New Canada solely in exchange for stock of New Canada;

2. New Canada formed Gerdau Nova Scotia Holding Company ("New Canada ULC"), a Nova Scotia unlimited liability company, which is intended to be treated as a disregarded entity for all U.S. federal tax purposes, and transferred all of its stock in Gerdau USA-2 and the Canadian Subs to New Canada ULC;

3. Co-Steel issued voting stock representing approximately 72% of its voting stock (its only issued and outstanding class of stock) to New Canada in exchange for all of New Canada's interests in New Canada ULC; and

4. Subsequent to the Transaction, Co-Steel changed its name to Gerdau AmeriSteel Corporation.

After the Transaction, Gerdau AmeriSteel indirectly owned all of the issued and outstanding stock of Gerdau USA-2 through its ownership of New Canada ULC (which owned at least 80% of Gerdau USA-2 and the Canadian Subs that owned the remaining less than 20% of Gerdau USA-2), and Gerdau USA-2 continued to own 87% of AmeriSteel.

In February 2003, AmeriSteel issued from its treasury, in exchange for cash, new preferred stock to Gerdau USA-2 in order to deal with certain financing-related issues.

Under the Transaction Agreement, Gerdau AmeriSteel is required to acquire the AmeriSteel stock owned by the Minority. Such acquisition will be effected pursuant to the Merger. There are a number of business and commercial law reasons for the Merger, including a desire to avoid potential conflicts of interest of certain Minority holders between their duties to AmeriSteel and to Gerdau AmeriSteel, and to ease financial reporting.

In order to effectuate the Merger, Gerdau Florida, Inc. ("Gerdau Florida"), a newly formed transitory subsidiary of Gerdau USA-2, will merge into AmeriSteel, with AmeriSteel surviving. Pursuant to the Merger, the Minority will exchange their AmeriSteel stock solely for voting stock of Gerdau AmeriSteel and the AmeriSteel stock held by the Minority will be cancelled. The AmeriSteel stock held by Gerdau USA-2 will remain outstanding. The stock of Gerdau Florida will be cancelled.

Following the Merger, Gerdau USA-2 will own all of the issued and outstanding stock of AmeriSteel, and the Minority will own approximately 6.7% of the issued and outstanding common shares of Gerdau AmeriSteel. It is intended that the Merger will qualify as a tax-free reorganization pursuant to Section 368(a)(1)(B).

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                                                                          Page 4


REPRESENTATIONS

1. Gerdau Florida was formed as a wholly-owned subsidiary of Gerdau USA-2 solely to effectuate the Merger. Gerdau Florida has no significant assets or capitalization unrelated to the Merger and has not engaged in any business or other activities except in connection with the Merger and any related transactions. Gerdau Florida has no liabilities assumed by AmeriSteel, and will not transfer to AmeriSteel any assets subject to liabilities in the Merger.

2. Gerdau AmeriSteel may assume and pay the expenses of AmeriSteel and its shareholders that are solely and directly related to the Merger such as legal and accounting fees, appraisal fees, administrative costs, underwriting and SEC registration costs. Gerdau AmeriSteel will not transfer cash to AmeriSteel or its shareholders so that they can pay such expenses. Further, Gerdau AmeriSteel will not assume expenses which only the AmeriSteel shareholders are obliged to pay such as shareholders' investment or estate planning fees, shareholders' legal, accounting, and investment advisory fees, and transfer taxes. All expenses incurred in registering the Gerdau AmeriSteel stock in the United States will be paid exclusively by Gerdau AmeriSteel.

3. To the best of the knowledge of the management of AmeriSteel, there is no plan or intention on the part of the AmeriSteel shareholders to sell, exchange, or otherwise dispose of the shares of Gerdau AmeriSteel received in the Merger, except that after the Merger there will be no legal restriction on any such disposition and some of the AmeriSteel shareholders may in fact sell their Gerdau AmeriSteel stock and an institutional investor has indicated to AmeriSteel that it is exploring the sale of its stock either before or after the Merger.

4. The number of shares of Gerdau AmeriSteel stock to be received by the Minority for each share of AmeriSteel stock surrendered has been determined as a result of arm's length negotiation by unrelated parties. The exchange ratio will not be adjusted to reflect the market or currency fluctuations between the date the exchange ratio was determined and the date of the actual exchange.

5. There will be no dissenting shareholders in the Merger, because no such rights are available under applicable Florida law.

6. Cash payments to be made to Minority holders of AmeriSteel stock in lieu of fractional interests in Gerdau AmeriSteel stock that would otherwise be issued to such holders in the Merger will be made solely for the purpose of saving Gerdau AmeriSteel the expense and inconvenience of issuing and transferring such fractional interests and do not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to Minority holders of AmeriSteel stock in lieu of fractional interests in Gerdau AmeriSteel stock is not expected to exceed 1% of the total consideration that will be issued in the Merger to such holders of AmeriSteel stock in exchange for their shares thereof. These payments will be made exclusively by Gerdau AmeriSteel, and it will not be reimbursed for these payments by any affiliated corporation.

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                                                                          Page 5

7. Immediately after the Merger, Gerdau USA-2 will be in control of AmeriSteel under section 368(c), holding 100% of the AmeriSteel issued and outstanding capital stock. AmeriSteel has no plan or intention to issue additional shares of its stock that would result in Gerdau USA-2 losing such control of AmeriSteel.

8. Gerdau AmeriSteel and Gerdau USA-2 have no plan or intention (1) to cause, or to permit, AmeriSteel to issue additional shares of stock, or (2) to sell or otherwise dispose of shares of AmeriSteel stock that would result in Gerdau USA-2 losing control of AmeriSteel under section 368(c). "Control" under section 368(c) is defined as ownership of (i) stock possessing at least 80% of the total voting power, and (ii) stock representing at least 80% of the total number of shares of all other classes of the target corporation's non-voting stock.

9. On the effective date of the Merger, AmeriSteel will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in AmeriSteel (other than options held by AmeriSteel employees that will be converted into Gerdau AmeriSteel options in connection with the Merger) that, if exercised or converted, would affect the acquisition or retention by Gerdau USA-2 of control of AmeriSteel under section 368(c).

10. No party to the Merger is a regulated investment company; a real estate investment trust; or a corporation 50% or more of the value of whose total assets are stock and securities and 80% or more of the value of whose total assets are assets held for investment, as determined by treating stock and securities in any subsidiary corporation as disregarded and treating the parent corporation as owning its ratable share of the subsidiary's assets. (For these purposes, a corporation is a subsidiary if the parent owns 50% or more of the combined voting power of all classes of stock entitled to vote, or 50% or more of the total value of shares of all classes of stock outstanding; and in determining total assets there shall be excluded cash and cash items (including receivables), Government securities, and, under regulations prescribed by the Secretary, assets acquired (through incurring indebtedness or otherwise) for purposes of meeting the requirements of clause 368(a)(2)(F)(ii) or ceasing to be an investment company under section 368(a)(2)(F)(iii) and (iv)).

11. Gerdau USA-2 has no plan or intention to liquidate AmeriSteel, to merge AmeriSteel into another corporation, to cause AmeriSteel to sell or otherwise dispose of its assets, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) or described in Treas. Reg. Section 1.368-2(k).

12. Neither Gerdau USA-2 nor Gerdau AmeriSteel has any plan or intention to reacquire any Gerdau AmeriSteel Stock issued to Minority shareholders in the Merger.

13. The issuance and redemption of common and preferred stock by AmeriSteel in 2001 was solely to satisfy loan covenants to which it was subject and was not in contemplation of the Merger. Likewise, the issuance of new preferred stock by AmeriSteel in February 2003 was to address certain financing-related issues, and was not in contemplation of or in connection with the Merger.

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                                                                          Page 6

14. Management has been informed by you that, as a result of the Merger, Gerdau USA-2 will be deemed to have acquired AmeriSteel stock in exchange for Gerdau AmeriSteel Stock, all of which is voting stock.

15. Except for cash in lieu of fractional shares, as described in Representation #6, above, as a result of the Merger, no AmeriSteel stock has been or will be redeemed for cash or other property furnished by Gerdau AmeriSteel or Gerdau USA-2, and no liabilities of AmeriSteel or the AmeriSteel shareholders will be assumed by Gerdau AmeriSteel (except for Gerdau AmeriSteel's assumption of the expenses of AmeriSteel and its shareholders that are solely and directly related to the Merger) or Gerdau USA-2 in the Merger, nor will any of the AmeriSteel stock be subject to any liabilities.

16. Gerdau AmeriSteel (and its predecessor Co-Steel) did not own, directly or indirectly during the five years prior to the Transaction, any stock of AmeriSteel. During the five years prior to the Transaction (with the exception of a period of several months in 2001 as noted above), Gerdau USA-2 (and its predecessor FLS Holdings) has directly owned at least 87% of the issued and outstanding common stock of AmeriSteel.

17. Prior to the Merger, Gerdau Florida will not have owned, directly or indirectly, any stock of AmeriSteel.

18. Following the Merger, AmeriSteel will continue its business in substantially the same manner as it was conducted by AmeriSteel prior to the Merger.

19. During the five-year period ending on the effective date of the Merger, (i) neither Gerdau USA-2, FLS Holdings, Gerdau AmeriSteel nor any person related (as defined by Treasury Regulation section 1.368-1(e)(3)) to Gerdau USA-2, FLS Holdings or Gerdau AmeriSteel will have acquired stock of AmeriSteel with consideration other than Gerdau AmeriSteel stock other than
     (A) the purchase for cash by Gerdau USA, directly from AmeriSteel, of common and preferred shares of AmeriSteel in February 2001 and March 2001, and (B) the purchase for cash by Gerdau USA-2, directly from AmeriSteel, of new preferred shares of AmeriSteel in February 2003; (ii) neither AmeriSteel nor any person related (as defined in Treasury Regulation section 1.368-1(e)(3)) to AmeriSteel will have acquired AmeriSteel stock with consideration other than AmeriSteel stock or Gerdau AmeriSteel stock,
     (A) other than through normal redemptions made pursuant to AmeriSteel's share repurchase program, (B) other than the sale directly to Gerdau USA by AmeriSteel for cash, and the subject repurchase by AmeriSteel from Gerdau USA for cash, of common and preferred shares of AmeriSteel in 2001 as noted above, and (C) other than the sale directly to Gerdau USA-2 by AmeriSteel for cash of new preferred shares in 2003 as noted above; (iii) neither Gerdau USA-2, FLS Holdings, Gerdau AmeriSteel nor any person related (as defined in Treasury Regulation section 1.368-1(e)(3)) to AmeriSteel will have exercised any options to acquire AmeriSteel stock; and (iv) no distributions will have been made with respect to AmeriSteel stock other than dividends of $6.068 million for the year ended March 31, 1998 and $6.334 million for the year ended March 31, 1999. In addition, AmeriSteel made a preferred share dividend of $523,000 to FLS Holdings (i.e., the predecessor to Gerdau USA-2) in 2001. Each of these dividends were unrelated to, and would have been paid without regard to, the Merger.
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20.  There is no plan or intention for Gerdau USA-2, Gerdau AmeriSteel or any person related (as defined in Treasury Regulation section 1.368-1(e)(3)) to Gerdau USA-2 or Gerdau AmeriSteel to acquire (during the five-year period beginning on the date of the proposed Merger), with consideration other than Gerdau AmeriSteel stock, the Gerdau AmeriSteel shares furnished in exchange for a proprietary interest in AmeriSteel shares in the Merger, either directly or through any transaction, agreement, or arrangement with any other person.

21. The consideration given by Co-Steel in the Transaction for all of the interests of New Canada ULC, was solely voting stock of Co-Steel.

22. At the time of the acquisition of FLS Holdings by Gerdau USA in 1999, none of Gerdau Canada, Gerdau USA, nor any other member of the Gerdau Group had any plan or intention to directly or indirectly acquire the AmeriSteel stock owned by the Minority.

23. On the effective date of the Merger, the fair market value of the assets of AmeriSteel will exceed the sum of its liabilities, plus liabilities, if any, to which its assets are subject.

24. It is anticipated that any U.S. holder of common stock of AmeriSteel who, after the merger, is a 5-percent shareholder of Gerdau AmeriSteel, will enter into a five year gain recognition agreement with respect to AmeriSteel stock exchanged in the form provided in Treasury Regulations section 1.367(a)-8.

25. AmeriSteel will comply with the reporting requirements set forth in Treas. Reg. Section 1.367(a)-3(c)(6). AmeriSteel must attach to its US. Income tax return for the taxable year in which the Merger occurs, a statement containing various items of information regarding the Merger that are required by the regulations.

26. U.S. holders of AmeriSteel common stock immediately prior to the Merger will receive, upon conclusion of the Merger, in the aggregate, 50% or less of each of the total value and the total voting power of the shares of Gerdau AmeriSteel.

27. U.S. holders of AmeriSteel common stock that either (a) are officers or directors of AmeriSteel, or (b) were 5% shareholders (as defined in Treas. Reg. Section 1.367(a)-3(c)(5)(iii)) of AmeriSteel immediately prior to the Merger, will own, immediately after the Merger, in the aggregate, 50% or less of each of the total voting power and total value of the common shares of Gerdau AmeriSteel.

28. Gerdau AmeriSteel will have been engaged in the active conduct of business in Canada for the entire 36-month period immediately preceding the exchange of AmeriSteel common shares (including within such 36-month period, the period during which Gerdau AmeriSteel was named Co-Steel).

29. At the time of the exchange of AmeriSteel common shares, neither the AmeriSteel shareholders nor Gerdau AmeriSteel will have the intention to substantially dispose of or discontinue AmeriSteel's trade or business.

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30.  It is anticipated that the fair market value of Gerdau AmeriSteel will be equal to or greater than the fair market value of AmeriSteel on the effective date of the Merger.

31. None of the members of the Gerdau USA Group is a corporation, the fair market value of whose United States real property interests equals or exceeds 50 percent of the fair market value of its United States real property interests, its interests in real property located outside the United States, plus any other of its assets which are used or held for use in a trade or business.

32. Prior to the Merger, each of Gerdau USA, FLS Holdings (and its successor Gerdau USA-2), and AmeriSteel filed U.S. federal income tax returns as members of the same consolidated group.

33. To the best of the knowledge of Tom J. Landa, Chief Financial Officer of Gerdau AmeriSteel, no actions have been, or will be, taken (e.g., an entity classification election to be treated as a corporation for U.S. federal income tax purposes under Section 301.7701-3 of the Procedure and Administration Regulations, or the admission of a second member), and no other circumstances existed, or will exist, that prevent or will prevent New Canada ULC from being disregarded as separate from New Canada, its sole member prior to the Transaction or Gerdau AmeriSteel (a.k.a. Co-Steel), its sole member after the Transaction, under Sections 301.7701-2 and 301.7701-3 of the Procedure and Administration Regulations from the time of its formation until after the Merger is effective, or at any time for the two-year period following the effective date of the Merger. In particular, no Form 8832, Entity Classification Election, has been or will be filed with respect to New Canada ULC to elect corporate classification for any period from its formation until after the Merger is effective or during the two-year period following the effective date of the Merger.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

Gerdau AmeriSteel may or may not be classified as a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes. If considered a PFIC, U.S. owners will be subject to tax under section 1291 through section 1298 of the Code. Gerdau AmeriSteel will be classified as a PFIC if 75% or more of its gross income during a taxable year is "passive income" (as defined under section 954(c) of the Code) or at least 50% of its assets are used or held for use during a taxable year for the production of "passive income". Although Gerdau AmeriSteel is engaged in the active business of manufacturing and selling steel, the determination of whether a foreign corporation is a PFIC rests on a variety of factors, many of which involve inherently factual issues regarding the nature of the foreign corporation's income and the use and value of its assets. Ernst & Young LLP was not engaged to perform an analysis of whether Gerdau AmeriSteel will be considered a PFIC, for the tax year of the Merger or in future tax years. Accordingly, no assurance can be given that Gerdau AmeriSteel will or will not be a PFIC or that the U.S. owners will not be subject to US taxation under these rules.

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                                                                          Page 9


                             SUMMARY OF CONCLUSIONS

Based solely upon the facts and representations presented in this document, and the assumptions described above, it is our opinion that the following U.S. federal income tax consequences should result:

1. The Merger should qualify as a reorganization within the meaning of Section 368(a)(1)(B). Accordingly, U.S. Minority holders of AmeriSteel stock should generally not recognize gain or loss upon the receipt of Gerdau AmeriSteel common shares solely in exchange for AmeriSteel shares in the Merger, except to the extent of cash received in lieu of a fractional shares of Gerdau AmeriSteel. (Section 354(a)). However, there may be circumstances, provided in Section 367 and the Regulations, where U.S. Minority holders of AmeriSteel stock may recognize gain or loss as a result of this exchange. These circumstances are described below.

2. The aggregate tax basis of Gerdau AmeriSteel common shares received by each U.S. Minority holder of AmeriSteel stock in the Merger should be the same as the aggregate adjusted tax basis of the AmeriSteel shares surrendered in exchange for the Gerdau AmeriSteel common shares, reduced by any tax basis allocable to a fractional share for which cash is received. (Section 358(a)(1)).

3. The holding period of Gerdau AmeriSteel common shares received by each U.S. Minority holder of AmeriSteel stock in the Merger should include the holding period of such U.S. Minority holder in the AmeriSteel shares surrendered in exchange for the Gerdau AmeriSteel common shares. (Section 1223(1)).

4. A cash payment received by a U.S. Minority holder of AmeriSteel stock in lieu of a fractional common share of Gerdau AmeriSteel will result in the recognition of capital gain or loss. (Section 302(a)). The amount of any capital gain or loss is measured by the difference between the cash payment received and the portion of the aggregate adjusted basis of the AmeriSteel stock surrendered that is allocable to such fractional share.

5. The exchange by U.S. Minority holders of AmeriSteel shares for Gerdau AmeriSteel shares should qualify for an exception to Section 367(a)(1), pursuant to Treasury Regulation section 1.367(a)-3(c), subject to the gain recognition agreement requirement described immediately below.

6. A U.S. Minority holder of AmeriSteel stock who is a 5-percent or greater shareholder of Gerdau AmeriSteel immediately following the Merger should receive tax-free treatment on the disposition of AmeriSteel stock only if such shareholder enters into a 5-year gain recognition ("GRA") with the IRS as described under Treasury Regulation 1.367(a)-8. A 5-year GRA is a binding agreement, filed by the U.S. transferor (i.e., 5-percent U.S. shareholder) with its federal income tax return, to recognize gain upon the transferee corporation's (i.e., Gerdau AmeriSteel's) disposition of the transferred shares (i.e., AmeriSteel stock) within the 5-year term of the agreement.

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                                                                         Page 10



                                SCOPE OF OPINION

The scope of this opinion is expressly limited to the U.S. federal income tax consequences specifically addressed in items (1) through (6) in the section entitled "Summary of Conclusions" above. Specifically, our opinion has not been requested, and we have made no determination nor expressed any opinion on any other issues, including, but not limited to, any state and local, or foreign tax consequences to the parties to the Merger or their shareholders.

We have made no determination nor expressed any opinion as to any limitations, including those which may be imposed under Section 382, on the availability of net operating loss carryovers (or built-in losses), if any, after the Merger, the treatment of the AmeriSteel option-holders in the Merger, the application (if any) of the alternative minimum tax to the Merger, or any consolidated return or employee benefit issues which may arise as a result of the Merger except as set forth above. We have made no determination nor expressed any opinion as to the fair market value of any of the stock exchanged in the Merger. We have not addressed the U.S. federal income tax consequences that may be relevant to certain shareholders entitled to special treatment under the Code (including, without limitation, insurance companies, dealers in securities, certain retirement plans, tax exempt organizations, and foreign persons).

Our opinion, as stated above, is based upon the analysis of the Code, Regulations, current case law, and published rulings. The foregoing authorities are subject to change, and such changes may be retroactively effective. If so, our views set forth above may be affected and may not be relied upon. Further, because this opinion represents our views as to the interpretation of existing tax law, no assurance can be given that the Service or the courts will agree with the above analysis. Moreover, any variation or differences in the facts or assumptions recited herein, for any reason, might affect our conclusions, perhaps in an adverse manner, and make them inapplicable. In addition, we have not undertaken to update our opinion for changes in facts or law occurring subsequent to the date hereof.

Gerdau AmeriSteel is hereby authorized to disclose the contents of this letter to any and all persons, without limitation. This opinion letter, however, is provided for the benefit of Gerdau AmeriSteel, AmeriSteel and their respective shareholders, to determine the federal income tax consequences of the Merger, and pertains solely to the facts and assumptions as described herein.


                                        Very truly yours,

                                        /s/ Ernst & Young LLP
                                        Ernst & Young LLP



cc.    Margaret O'Connor
       Brian B. Gibney
       Kirsten L. Simpson
       Stephen F. Jackson
       George B. Guedikian